UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Amos, Daniel P
   P. O. Box 5566


   Columbus, GA  31906
2. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  05/31/02    M        162,000       A  $4.7084                     D  Direct
Common Stock                                  05/31/02    F    V   71,422        D  $32.0250                    D  Direct
Common Stock                                  05/31/02    G    V   31,500        D               1,510,380      D  Direct
Common Stock                                                                                     6,036,383      I  Partnership
Common Stock                                                                                     248,377        I  Spouse
Common Stock                                                                                     430,591        I  Spouse TTEE/Child
                                                                                                                   ren
Common Stock                                                                                     688,500        I  Trust
Common Stock                                  05/31/02    G    V   63,000        D               95,100         I  TTEE/Children

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$4.7084         05/31/02       M                          162,000          06/28/93     06/28/03
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Employee Stock Option (right to05/31/02  Common Stock                   162,000                   324,416       D   Direct
 buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Daniel P. Amos
DATE